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                               March 26, 2021

       Steven Hochberg
       President and Chief Executive Officer
       Deerfield Healthcare Technology Acquisitions Corp.
       345 Park Avenue South
       New York, NY 10010

                                                        Re: Deerfield
Healthcare Technology Acquisitions Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed March 8, 2021
                                                            File No. 001-39391

       Dear Mr. Hochberg:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 8, 2021

       Anticipated Accounting Treatment, page 26

   1. In light of your revised disclosures on page 91 in response to prior comment 9, please revise your disclosure
regarding control. In this regard, it is not clear that CareMax controlled DFHT and IMC
before the Business Combination and, based on voting rights, will not control DFHT
and IMC after the Business Combination. Address this comment as it relates to your
discussion of the transaction under the caption, Sale to Deerfield
                                                        Healthcare Technology
Acquisition Corporation, on page F-29.
       Unaudited Pro Forma Condensed Combined Financial Information of DFHT, page 91

   2. Your response to prior comment 7 indicates that you have appropriately revised your pro forma financial
statements to affect a gross, rather than net, presentation on the face of the pro forma statements.
However, it is still unclear how some of your pro forma
                                                        adjustments were
determined. For example, Note 4.a refers readers to Note 1 for your
 Steven Hochberg
FirstName  LastNameSteven  Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
Comapany
March      NameDeerfield Healthcare Technology Acquisitions Corp.
       26, 2021
March2 26, 2021 Page 2
Page
FirstName LastName
         $214,067 adjustment to cash. Unfortunately, Note 1 does not provide readers with sufficient information to understand how you arrived at the $214,067 and $103,567 adjustments. Please revise Note 1 and/or Note 4.a to explain to readers how you arrived at these cash adjustments.
Note 1 -- Description of the Business Combination
Basis of Presentation, page 95

3. Please revise your first paragraph to refer to the presentation rules set forth in Rule 11-
         02(a)(6) of Regulation S-X and ensure compliance with these rules. See SEC Release 33-
         10786.
Note 3- Reclassifications and Adjustment to Historical Information of DFHT, CareMax and
IMC, page 102

4. We note that you have presented identical IMC historical and pro forma statement of operations columns. Please remove this information or explain why it is necessary.
Note 4.e Pro Forma Adjustments, page 103

5. We note the additional tabular presentation provided on page 105 in response to prior comment 11. Please expand your disclosures to explain how you determined the
         $227,993 adjustment for the reverse recapitalization.
Note 4- Pro forma Adjustments to Stockholders' Equity, page 105

6. Please more fully explain the nature of your $42 million adjustment for the payment of transaction fees. Expand your disclosures to identify the nature of these fees and clarify why the adjustment is reflected within stockholders' equity. Please disclose your business combination fees separately from fees related to your PIPE transactions. In this regard, it appears that your business combination fees should be reflected within your pro forma statement of operations pursuant to Rule 11-02(a)(i)(6)(B) of Regulation S-X.
          Finally, with reference to Note 1, please also explain why you do reflect the $42 million transaction fees as an adjustment to accounts payable and accrued expenses.
Note 4.j. Pro Forma Adjustments, page 107

7. We note the tabular presentation you presented in response to prior comment 14. In order to provide context for the pro forma adjustments, please cross reference this information to the fair value information you present in Note 5. Alternatively, please move this information to Note 5 and revise your note references on page 93.
8. Your tabular presentation reflects a $77,163 adjustment related to IMC's long term debt.
         Please separately present this adjustment on the face of your pro forma balance sheet as you have done for all the other pro forma adjustments related to CareMax's acquisition of
         IMC. In this regard, it appears you should also revise Note 4.c. Specifically, Note 4.c refers to the Business Combination, however, it also presents an adjustment for
 Steven Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
March 26, 2021
Page 3
      the repayment of historical CareMax debt. Note 5 Business Combination relates only to
      CareMax's acquisition of IMC. Please clarify these disclosures.
Note 5. Business Combination, page 108

9.    We note the expanded disclosures provided in response to prior comment
14.
      Notwithstanding your belief that customer relationships were not deemed separable from
      goodwill, please separately assess whether IMC   s risk contracts
represent an intangible
      asset that should be separately identified and recorded at fair value. In this regard, we note that a customer contract and the related customer relationship may represent two distinct intangible assets. Refer to ASC 805-20-55-24 and provide your analysis. Your analysis should compare and contrast the nature of IMC's risk contracts with those of
      CareMax such that certain of CareMax's recent acquisitions resulted in the recognition of risk contract intangible assets.
10.   You indicate that the value of the DFHT shares was based on the proposed
PIPE
      transaction to be closed commensurate with the Business Combination at a price of $10 per share. Please explain to us further if this is the price that you will use or whether you will refer to the trading price of DFHT on the acquisition date. Please support your determination of fair value. Please refer to ASC 805-30-30-7.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Hochberg
                                                     Division of Corporation
Finance
Comapany NameDeerfield Healthcare Technology Acquisitions Corp.
                                                     Office of Life Sciences
March 26, 2021 Page 3
cc:       Joel Rubinstein
FirstName LastName